September 19, 2017

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin, Special Counsel

David Lin, Staff Attorney

Michael Henderson, Staff Accountant

Robert Klein, Staff Accountant

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	Hexindai Inc. Draft Registration Statement on Form F-1 Submitted August 28, 2017 CIK No. 0001702318

Dear Ms. Martin, Mr. Lin, Mr. Henderson and Mr. Klein:

This letter is being submitted by Hexindai Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated September 12, 2017 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on August 28, 2017 (the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter and copies of the Revised Draft Registration Statement in paper format, marked to show changes from the Registration Statement as originally confidentially submitted.

General

1.                                We note your written communications presented to potential investors in reliance on Section 5(d) of the Securities Act contain overly broad disclaimers as to the accuracy, completeness or correctness of the information contained therein.  If you use any such materials going forward, please revise any disclaimers therein consistent with Sections 12(a) and 14 of the Securities Act and Rule 10b-5 of the Exchange Act.

In response to the Staff’s comment, the disclaimer has been revised to the following:

“The information in this presentation is provided to you by Hexindai Inc. (the “Company”) pursuant to Section 5(d) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), solely for informational purposes and is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any security or instrument of the Company, or to participate in any investment activity or trading strategy, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever, in the United States or anywhere else. The information included herein was obtained from various sources, including certain third parties, and has not been independently verified.

By viewing or participating in this presentation, you acknowledge and agree that (i) the information contained in this presentation, the Company’s contemplated initial public offering and any related discussion between you and the Company are each strictly confidential, (ii) the information contained in this presentation is intended for the recipient of this information only and shall not be disclosed, reproduced or distributed in any way to anyone else, (iii) no part of this presentation or any other materials provided in connection herewith may be copied, retained, taken away, reproduced or redistributed following this presentation, and (iv) all participants must return all materials provided in connection herewith to the Company at the completion of the presentation. By viewing, accessing or participating in this presentation, you agree to be bound by the foregoing limitations. Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

You further represent to us that you are a “qualified institutional buyer” as such term is defined under Rule 144A under the Securities Act, whether you are in the United States or outside of the United States. Any failure to comply with these limitations may constitute a violation of applicable securities laws.

No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (“SEC”) or an exemption from such registration. Any public offer of the Company’s securities to be made in the United States will be made solely pursuant to an effective registration statement and the statutory prospectus included in the registration statement prepared by the Company that would contain material information not contained herein and to which any prospective purchasers are referred. In the event of any such offering, this presentation shall be deemed superseded, amended and supplemented in its entirety by such prospectus. The prospectus will be available at the website of the SEC and may be obtained from the potential underwriters participating in such offer or the Company upon such publication. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company, and these materials are qualified in their entirety by reference to the detailed information to be appeared in the statutory prospectus. This presentation does not constitute a “prospectus” within the meaning of the Securities Act. The Company is not making any offer of its securities at this time, and cannot accept orders for any securities at this time.

This presentation does not constitute legal, regulatory, accounting or tax advice to you. We recommend that you seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This presentation does not constitute and should not be considered as any form of financial opinion or recommendation by the Company or any other party.

This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers about the future. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors and assumptions, many of which are beyond the Company’s control. Neither the Company, nor Network 1 Financial Securities, Inc. or any underwriters, nor any of their respective directors, officers, employees, advisers, nor any of their representatives, affiliates, associated persons or agents has any obligation to, nor do any of them undertake to, revise or update the forward-looking statements contained in this presentation to reflect future events or circumstances.”

The Company will use the above disclaimer for future testing-the-water communications and will submit such materials to the Staff as appropriate.

Limitations on Obligations and Liability, page 192

2.                                      We note your statement in the third bullet on page 193 that “[Hexindai] and the depositary disclaim any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.”  Please revise your disclosure to clarify that investors are entitled to rely on the tax information disclosed in the registration statement or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 189 of the Revised Draft Registration Statement.

*  *  *  *

Should you have any questions about the responses contained herein, please contact me at (852) 2978-8028 (office) or by email at stephanie.tang@shearman.com.  Questions relating to accounting and auditing matters of the Company may also be directed to Rong Liu, partner at Marcum Bernstein & Pinchuk LLP, by phone at (86)159-0122-8727 or via email at rong.liu@marcumbp.com.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

Enclosures

CC:	Zhou Xinming, Chief Executive Officer and Director, Hexindai Inc.
Qisen Zhang, Chief Financial Officer, Hexindai Inc.
Fang Liu, Attorney at Law, Mei & Mark LLP Rong Liu, Partner, Marcum Bernstein & Pinchuk LLP